UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 9, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO SHAREHOLDERS

END OF THE TERM AND RESULT OF THE EXERCISE OF THE

RIGHT TO WITHDRAW

TIM S.A. (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), in continuity of the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, April 13, 2022 and April 20, 2022, 2022, and the Notice to Shareholders disclosed on June, 28, 2022, informs its shareholders and the market in general that on July 29, 2022, the period for the exercise of the right of withdrawal by the dissenting shareholders of the resolution taken at the Extraordinary General Meeting (“Ratification EGM”), through which it was ratified, pursuant to article 256 of Law No. 6,404 of December 15, 1976 (“Corporation Law”), among others, the Company’s acquisition of shares representing 100% of the capital stock of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), as provided in the Share Purchase Agreement and Other Covenants executed, among others, between the Company and Oi Móvel S.A. – Em Recuperação Judicial on January 28, 2021, as amended on April 13, 2022 (“Transaction”), ended.

The Company also informs that no shareholder exercised their right to withdraw. In view of the result, the Company informs that it will not exercise the right to reconsider the Transaction, pursuant to article 137, paragraph three of the Brazilian Corporate Law.

Additional information may be obtained at the Investor Relations Department, located at Avenida João Cabral de Melo Neto, nº 850, Torre Sul, 13º andar, Barra da Tijuca, Cidade e Estado do Rio de Janeiro, CEP: 22775-057, e-mail: ri@timbrasil.com.br, or on the website https://ri.tim.com.br/.

Rio de Janeiro, August 9th, 2022

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 9, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer